Exhibit 12.1

A. SCHULMAN, INC.

Calculation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands, Except Ratios)

	Three Months Ended November 30,	Twelve months ended August 31,
	2016	2016	2015	2014	2013	2012
Pretax income from continuing operations before adjustment for income or loss from equity investees	$6,571	$(365,945)	$28,446	$72,422	$53,732	$66,827
Fixed charges (from below)	15,074	62,015	47,396	14,036	11,890	11,818
Undistributed income (loss) from equity investees	(68)	(560)	(16)	(90)	—	—

Earnings (loss)	$21,577	$(304,490)	$75,826	$86,368	$65,622	$78,645

Interest expense (a)	13,164	54,548	41,363	8,503	7,657	8,351
Interest portion of rental expense (b)	1,910	7,467	6,033	5,533	4,233	3,467

Total fixed charges	15,074	$62,015	$47,396	$14,036	$11,890	$11,818

Ratio of earnings to fixed charges	1.43	(c )	1.60	6.15	5.52	6.65

(a)	Includes amortization of deferred financing costs in all periods and bridge financing fees in 2015. The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges. Capitalized interest is not considered material.
(b)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(c)	Earnings were not sufficient to cover fixed charges for the period, which included goodwill and long-lived asset impairment charges of $401,667. The earnings shortfall was $366,505.